UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Green Plains Partners LP

(Name of Issuer)

Common Units, Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number)

Railroad Ranch Capital Master Fund, LP

1845 Woodall Rodgers Fwy

Suite 1015

Dallas, Texas 75201

Tel: (214) 996-0852

With a Copy to:

Andrew Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL MASTER FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,410,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,410,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS JDS EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,410,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,410,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). JDS Equity, LLC (“JDS Equity”) is the general partner of Railroad Master Fund and of Railroad Ranch Capital, LP (“Railroad Capital”), which is the general partner of Railroad Ranch Capital Partners, LP, a limited partner of Railroad Master Fund. In its capacities as the general partner of Railroad Capital and of Railroad Master Fund, JDS Equity may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,269,630 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,269,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,630 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Partners, LP (“Railroad Capital Partners”) is a limited partner of Railroad Master Fund. Railroad Capital Partners may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,269,630 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,269,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,630 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital, LP (“Railroad Capital”) is the general partner of Railroad Ranch Capital Partners, LP, a limited partner of Railroad Master Fund. Railroad Capital may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,410,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,410,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Management, LP (“Railroad Capital Management”) acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. In its capacity as an investment adviser of Railroad Master Fund, Railroad Capital Management may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,410,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,410,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Management GP, LLC (“Railroad Capital Management GP”) acts as general partner of the investment adviser to Railroad Master Fund. In its capacity as general partner of the investment adviser of Railroad Master Fund, Railroad Capital Management GP may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS JAMES D. SHELTON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,410,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,410,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Management, LP (“Railroad Capital Management”) acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. Railroad Ranch Capital Management GP, LLC (“Railroad Capital Management GP”) acts as general partner of the investment adviser to Railroad Master Fund. JDS Equity, LLC (“JDS Equity”) is the general partner of Railroad Master Fund and of Railroad Ranch Capital, LP, which is the general partner of Railroad Ranch Capital Partners, LP, a limited partner of Railroad Master Fund. Mr. Shelton owns all of the outstanding equity interests in and controls JDS Equity and in Railroad Capital Management GP. Mr. Shelton may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Green Plains Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the Issuer’s principal executive offices is 1811 Aksarben Drive, Omaha, NE 68106. This Schedule 13D relates to outstanding Common Units, Representing Limited Partnership Interests (“Common Units”), underlying long call options that are currently exercisable and that held by the Reporting Persons (as defined below).

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed jointly by:

(i)	Railroad Ranch Capital Master Fund, LP, a Cayman Islands limited partnership (“Railroad Master Fund”)

(ii)	JDS Equity, LLC, a Delaware limited liability company (“JDS Equity”)

(iii)	Railroad Ranch Capital Partners, LP, a Delaware limited partnership (“Railroad Capital Partners”)

(iv)	Railroad Ranch Capital, LP, a Delaware limited partnership (“Railroad Capital”)

(v)	Railroad Ranch Capital Management, LP, a Texas limited partnership (“Railroad Capital Management”)

(vi)	Railroad Ranch Capital Management GP, LLC, a Texas limited liability company (“Railroad Capital Management GP”)

(vii)	James D. Shelton, Jr., a United States citizen (“Mr. Shelton”)

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Accordingly, such group may be deemed to collectively beneficially own 1,410,700 Common Units, representing approximately 6.1% of the Issuer’s outstanding Common Units as of the date hereof. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each Reporting Person is 1845 Woodall Rodgers Fwy, Suite 1015, Dallas, Texas 75201.

(c)

(i)	The principal business of Railroad Master Fund is to invest in securities.

(ii)	The principal business of JDS Equity is to serve as the sole general partner of Railroad Master Fund.

(iii)	The principal business of Railroad Capital Partners is to serve as a limited partner of Railroad Master Fund.

(iv)	The principal business of Railroad Capital is to serve as general partner of Railroad Capital Partners.

(v)	The principal business of Railroad Capital Management is to serve as investment manager to Railroad Master Fund.

(vi)	The principal business of Railroad Capital Management GP is to serve as general partner of Railroad Capital Management.

(vii)	The principal occupation of Mr. Shelton is to own and manage JDS Equity and Railroad Capital Management GP.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The information set forth in Item 2(a) of this Schedule 13D is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of American-style long call options currently exercisable into 1,410,700 Common Units that are owned directly by Railroad Master Fund is approximately $579,155.73. The call options were purchased with working capital in open market purchases, except as otherwise noted in Annex A, which is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe the Common Units in the Issuer are significantly undervalued and intend to engage with the board of directors of the Issuer’s general partner and management of the Issuer for the benefit of all unitholders. The Reporting Persons intend to advocate for a timely, strategic review of the Issuer’s assets and capital structure, including potential divestitures and outright sale of the Issuer. Based on publicly traded and transaction comparables, the Reporting Persons believe that the fair value of the Common Units is between $16.00 and $21.00, substantially higher than the current trading price.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the board of directors, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions as they deem appropriate, including, without limitation, acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by the Reporting Persons, in the public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease their economic exposure with respect to their investment in the Issuer and/or otherwise changing the Reporting Persons’ intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons are as follows:

Railroad Ranch Capital Master Fund, LP
Amount beneficially owned:	1,410,700	(1)
Percent of class:	6.1	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,410,700	(1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,410,700	(1)
JDS Equity, LLC
Amount beneficially owned:	1,410,700 (3)
Percent of class:	6.1	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,410,700 (3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,410,700 (3)
Railroad Ranch Capital Partners, LP
Amount beneficially owned:	1,269,630	(4)
Percent of class:	5.5	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,269,630	(4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,269,630	(4)
Railroad Ranch Capital, LP
Amount beneficially owned:	1,269,630	(5)
Percent of class:	5.5	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,269,630	(5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,269,630	(5)

Railroad Ranch Capital Management, LP
Amount beneficially owned:	1,410,700	(6)
Percent of class:	6.1	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,410,700	(6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,410,700	(6)
Railroad Ranch Capital Management GP, LLC
Amount beneficially owned:	1,410,700	(7)
Percent of class:	6.1	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,410,700	(7)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,410,700	(7)
James D. Shelton, Jr.
Amount beneficially owned:	1,410,700	(8)
Percent of class:	6.1	% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,410,700	(8)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,410,700	(8)

(1)	Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund.
(2)	Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.
(3)

Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. JDS Equity is the general partner of Railroad Master Fund and of Railroad Capital, which is the general partner of Railroad Capital Partners, a limited partner of Railroad Master Fund. In its capacities as the general partner of Railroad Capital and of Railroad Master Fund, JDS Equity may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(4)

Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital Partners is a limited partner of Railroad Master Fund. Railroad Capital Partners may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.

(5)

Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital is the general partner of Railroad Capital Partners, a limited partner of Railroad Master Fund. Railroad Capital may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.

(6)

Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital Management acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. In its capacity as an investment adviser of Railroad Master Fund, Railroad Capital Management may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(7)

Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund Railroad Capital Management GP acts as general partner of the investment adviser to Railroad Master Fund. In its capacity as general partner of the investment adviser of Railroad Master Fund, Railroad Capital Management GP may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(8)

Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital Management acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. Railroad Capital Management GP acts as general partner of the investment adviser to Railroad Master Fund. JDS Equity is the general partner of Railroad Master Fund and of Railroad Capital, which is the general partner of Railroad Capital Partners, a limited partner of Railroad Master Fund. Mr. Shelton owns all of the outstanding equity interests in and controls JDS Equity and in Railroad Capital Management GP. Mr. Shelton may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(c)

Annex A hereof sets forth the transactions by the Reporting Persons in securities of the Issuer during the 60 days preceding the date hereof.

(d)

Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Railroad Master Fund purchased American-style call options referencing an aggregate of 1,410,700 Common Units, which are currently exercisable. The exercise prices, date of purchase and other information with respect to such call options are further described on Annex A hereto, which is incorporated by reference herein.

As of the date hereof, Railroad Master Fund has entered into certain cash-settled swap agreements with unaffiliated third party financial institutions (the “Swaps”). The Swaps held by Railroad Master Fund represent economic exposure to an aggregate of 584,650 Common Units. The Swaps provide Railroad Master Fund with economic results that are comparable to the economic results of ownership, but do not provide Railroad Master Fund with the power to vote or direct the voting or dispose of or direct the disposition of the Common Units that are the subject of the Swaps. The Reporting Persons disclaim beneficial ownership of the Common Units that are the subject of the Swaps.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2021

RAILROAD RANCH MASTER FUND, LP

By:	JDS Equity, LLC,
its general partner

	By:		/s/ James D. Shelton, Jr.
Manager

JDS EQUITY, LLC

By:	/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL PARTNERS, LP

By:	Railroad Ranch Capital, LP, its general partner

	By:		JDS Equity, LLC,
its general partner

		By:	/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL, LP

By:	JDS Equity, LLC,
its general partner

	By:		/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL MANAGEMENT, LP

By:	Railroad Ranch Capital Management GP, LLC,
its general partner

	By:		/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL MANAGEMENT GP, LLC

By:	/s/ James D. Shelton, Jr.
Manager

/s/ James D. Shelton, Jr.
JAMES D. SHELTON, JR., in his individual capacity

Annex A

Schedule of Transactions

Nature of Transaction	Amount of Underlying Common Units Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Open Market Purchase via Swap	848	$7.84	December 28, 2020
Open Market Purchase via Swap	4,257	$7.6884	December 30, 2020
Open Market Purchase of July 16, 2021 Call Options ($10.00 Strike Price)	9,300	$0.40536	December 31, 2020
Open Market Purchase via Swap	3,016	$7.8394	December 31, 2020
Open Market Purchase via Swap	1,075	$9.64	January 25, 2021
Open Market Purchase via Swap	3,791	$9.59	January 26, 2021
Open Market Purchase via Swap	8,879	$9.5042	January 27, 2021
Open Market Purchase via Swap	1,814	$9.7594	January 28, 2021
Open Market Purchase via Swap	100	$9.69	January 29, 2021
Open Market Purchase via Swap	540	$9.79	February 2, 2021
Open Market Purchase of April 16, 2021 Call Options ($12.50 Strike Price)	52,300	$0.20536	February 2, 2021
Open Market Purchase via Swap	100	$9.79	February 4, 2021
Open Market Purchase via Swap	20,000	$9.89	February 4, 2021
Open Market Purchase via Swap	20,000	$9.89	February 5, 2021
Open Market Purchase via Swap	6,912	$9.9213	February 8, 2021
Open Market Purchase of July 16, 2021 Call Options ($10.00 Strike Price)	6,900	$1.26036	February 8, 2021
Open Market Purchase of April 16, 2021 Call Options ($12.50 Strike Price)	15,400	$0.20536	February 9, 2021
Open Market Purchase via Swap	10,109	$9.99	February 9, 2021
Open Market Purchase via Swap	15,531	$9.99	February 10, 2021
Open Market Purchase via Swap	7,244	$9.89	February 12, 2021
Open Market Purchase of July 16, 2021 Call Options ($10.00 Strike Price)	7,800	$1.15526	February 17, 2021
Open Market Purchase via Swap	300	$9.79	February 18, 2021
Open Market Purchase via Swap	4,240	$9.89	February 19, 2021
Open Market Purchase of October 15, 2021 Call Options ($10.00 Strike Price)	4,200	$1.51036	February 19, 2021
Open Market Purchase via Swap	3,572	$9.89	February 22, 2021
Open Market Purchase via Swap	17,257	$9.79	February 23, 2021
Open Market Purchase of April 16, 2021 Call Options ($12.50 Strike Price)	71,900	$0.20186	February 23, 2021
Open Market Purchase of April 16, 2021 Call Options ($12.50 Strike Price)	133,600	$0.25436	February 24, 2021
Open Market Purchase via Swap	3,431	$9.89	February 24, 2021
Open Market Purchase via Swap	9,788	$9.4126	February 25, 2021
Open Market Purchase of April 16, 2021 Call Options ($12.50 Strike Price)	88,600	$0.25526	February 26, 2021
Open Market Purchase of April 16, 2021 Call Options ($12.50 Strike Price)	20,700	$0.30536	March 1, 2021